Mail Stop 6010
      February 22, 2006

By U.S. Mail and Facsimile to (702) 363-6262

Ms. Holly Roseberry
Chief Executive Officer
Hybrid Technologies, Inc.
5001 East Bonanza Road, Suite 138-145
Las Vegas, Nevada 89110

		RE: 	Hybrid Technologies, Inc.
			Form 10-KSB for fiscal year ended July 31, 2005
			File No.  0-33391

Dear Ms. Roseberry,

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended July 31, 2005

Recent Developments, page 4

1. We see that on August 19, 2005 you sold all of the outstanding shares of WhistlerTel to Zingo and received 80 million shares of Zingo common stock. Please address the following comments with respect to this transaction:
* tell us and revise your MD&A in future filings to describe the business purpose of this purchase and sale transaction,
* tell us your method and significant assumptions for determining the fair value of $5 million for this transaction,
* tell us how you accounted for the acquisition of 80 million shares of Zingo common stock, citing any authoritative literature upon which you relied,
* tell us how your accounting and presentation for the WhistlerTel disposition complies with SFAS 144 and
* tell us why you did not file historical financial statements of Zingo on Form 8-K.
We may have further comments after reviewing your response.
Future
filings should include revised disclosures that address the matters outlined in this comment.

Financial Statements, page 24

Report of Independent Registered Public Accounting Firm, page 26

2. Please tell us why the audit report scope and opinion paragraphs do not specifically cover the year ended January 31, 2004. We may have further comments after reviewing your response.

Note 1- Nature of Operations and Summary of Significant Accounting Policies, page 31

3. We see that on January 19, 2004 you entered into an investment and registration rights agreement with Duchess Private Equities Fund, L.P. Please address the following comments with respect to this transaction:

* tell us how you valued and accounted for the put option feature of
the agreement,
*
tell us how you are accounting for the registration rights agreement, including any liquidating damage provisions for failure to file or maintain effectiveness of the registration statement. Please be sure to address whether the provisions of the agreement include any provisions that could require you to redeem your stock for cash.
Finally,
* tell us the nature and terms of any penalties (including maximum amounts thereof) for failing to have and maintain effectiveness of your registration statement.

Please make sure your response addresses how your accounting and disclosures for this agreement comply with EITF`s 00-19 and 05-04 as well as SFAS 133, as applicable. Future filings should include revised disclosures that address the matters outlined in this comment.


	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554 with any other questions.

      								Sincerely,

								Jay Webb
								Review Accountant




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Ms. Holly Roseberry
Hybrid Technologies, Inc.
Page 4